June 30, 2017

VIA EDGAR

Craig Arakawa

Branch Chief

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2016

Filed March 17, 2016

File No. 001-32403

Dear Mr. Arakawa:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated June 5, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Form 40-F for the Year Ended December 31, 2016

Financial Statements

18. Income Taxes, page 38

Staff’s comment

1.

We note you recognized additional deferred tax assets as of December 31, 2016 in relation to your Mongolian taxes based on “stronger taxable income projections driven by improved long term commodity price projections and updated technical and operating assumptions.” Please clarify the underlying events or circumstances that prompted the change in technical and operating assumptions and how these assumptions differed from those used in your assessment of recovery of your deferred tax assets in 2015.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	info@turquoisehill.com
Turquoisehill.com	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Response

The movement in Mongolian deferred tax assets between December 31, 2015 and December 31, 2016 is summarized as follows:

US$m
Opening balance at January 1, 2016	165.0

Improved commodity price projections	99.7
Updated technical and operating assumptions	(28.9)
Additional deductible temporary differences	17.6

Closing balance at December 31, 2016	253.4

Updated technical and operating assumptions

Changes in the anticipated timing of ore extraction were incorporated into updated cash flow projections compiled during the fourth quarter of 2016, together with adjustments to operating and financing cost assumptions. The combined impact of these updated technical and operating assumptions was a decrease of US$28.9 million to the deferred tax asset relating to 2016 operating losses.

The Company’s assessment of deferred tax recoverability on initial recognition at December 31, 2015 was based upon a projection of future taxable profit, using a detailed life-of-mine and operating cost plan current at that time. This life-of-mine plan contained reserve and resource information consistent with that used in preparing the NI 43-101 technical report subsequently filed on October 21, 2016 (the “October 2016 Technical Report”). During 2016, actual execution of the mine plan differed from the estimate made for 2016 operations at the December 31, 2015 reporting date. Differences between planned and actual mine plan execution in 2016 prompted updates in sequencing of reserve extraction within the life-of-mine plan.

In the fourth quarter of 2016, the Company finalized updates to the life-of-mine plan as the result of actual experience in 2016 of operating the mine and processing plant. These updates resulted in changes to the amount of copper and gold expected to be produced and sold in years 2023-2024, which impact the amount of deferred income tax assets recognized relating to 2016 operating losses due to the eight year expiry timeframe in Mongolia. As 2023 and 2024 are the first years in which taxable incomes are forecast under current cash flow projections, and 2016 operating losses will expire at the end of 2024, changes to timing of anticipated metal volumes produced in these years, including anticipated deferral of volumes to subsequent years, results in a different estimate of 2016 operating loss utilization. Changes to the timing of anticipated metal volumes produced in these years resulted from modified sequencing projections made in response to the conditions experienced in 2016 operations, however the total estimate of reserves and resources as stated in the October 2016 Technical Report remained unchanged. In addition, there were minor adjustments to operating and finance cost assumptions.

Staff’s comment

2.

We understand that you completed an updated NI 43-101 technical report in October 2016. We note that your disclosure at page 11 of Management’s Discussion and Analysis indicates there were no changes to reserves and resources on the Oyu Tolgoi property other than depletion from the open pit operations. To the extent your updated technical reports impacted your assessment of the recoverability of your deferred tax assets, please clarify the changes made to your underlying assumptions and your life of mine plan that support your conclusion to recognize additional deferred tax assets.

Response

The October 2016 Technical Report did not have a significant impact on assessment of deferred tax recoverability at December 31, 2016. Initial recognition of a US$165.0 million deferred tax asset at December 31, 2015 was carried out based on a life-of-mine model consistent with information published in the October 2016 Technical Report, which included a mineral resource statement prepared at December 31, 2015 (page 262). There were no changes to the mine designs and cut-off grade assumptions for the open pit and underground mines in the October 2016 Technical Report and hence there was no change to the Mineral Reserve.

Subsequent re-measurement of the deferred tax asset at December 31, 2016 was prepared based on a life-of-mine model consistent with the same October 2016 Technical Report; however, this life-of-mine model also reflected changes made to sequencing of metal extraction and other minor operating and financing cost changes related to revised assumptions in response to the experience gained from actual mining and processing taking place during 2016.

Staff’s comment

3.

We note you recognized $43.0 million of deferred tax assets related to your Canadian operations due to the realization of taxable income in Canada in 2016 and “increased confidence and precedent from management services payment receipts and interest income”. Please further explain to us the changes in circumstances and the convincing evidence obtained that led to your recognition of these tax assets in 2016. Please also address your consideration of prior year tax losses in making your assessment, quantifying the taxable income / (loss) generated in Canada over the last three years. Refer to paragraphs 34 through 36 of IAS 12.

Response

Previous periods’ assessment

Prior to the quarter ended December 31, 2016, no deferred tax asset was recorded in the Balance Sheet with respect to non-capital Canadian tax losses carried forward, following assessments of recoverability in accordance with International Accounting Standard (“IAS”) 12 Income Taxes:

A deferred tax asset shall be recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised. [Paragraph 34].

Determination of when taxable profit would be available against which the unused tax losses could be utilized considered the following:

•

History of losses: prior to 2016, the Company had not recorded a taxable profit in Canada, instead showing a record of unused tax losses. IAS 12 states that “…the existence of unused tax losses is strong evidence that future taxable profit may not be available”. [Paragraph 35].

•

Likelihood and timing of management services payment receipts from Oyu Tolgoi: Availability of future taxable profits against which unused non-capital Canadian tax losses carried forward can be utilized is dependent upon the Company receiving sufficient amounts of management services payments from Oyu Tolgoi LLC, and interest income from 9539549 Canada Inc. These arrangements are summarized in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for 2016, as included in Exhibit 99.3 to the Form 40-F, under the heading “13. RELATED-PARTY TRANSACTIONS”. In the absence of underground development, management services payments from existing pit operations are not expected to yield sufficient revenues within the Company to offset non-capital losses and return taxable profits in future years. In addition, in the absence of drawn amounts under the project finance facility related to underground development, the Company did not expect to receive significant amounts of interest income, further reducing the probability of taxable profits being generated in the future.

As disclosed in the Form 40-F, on May 5, 2016, Oyu Tolgoi received the formal ‘notice to proceed’ for underground development by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC, and in June 2016, Oyu Tolgoi drew down approximately $4.3 billion of the project finance facility.

The above developments served to increase the Company’s confidence in the adequacy of future taxable income projections in Canada, which would absorb losses carried forward. However in the absence of a taxable income history, and in view of the early stages of underground development immediately following ‘notice to proceed’, consideration of the above resulted in an assessment that the non-capital Canadian tax losses carried forward by the Company did not meet the criteria under IAS 12 for probable recovery against taxable profits in the future.

Reassessment of recoverability at December 31, 2016

IAS 12 requires a reassessment of unrecognized deferred tax assets at each period end:

At the end of each reporting period, an entity reassesses unrecognized deferred tax assets. The entity recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered [Paragraph 37].

As described above, the Company considered its tax-loss history in assessing the recoverability of non-capital losses carried forward.

On completion of a taxable income / (loss) estimate for the year ended December 31, 2016, the Company recorded its first year of income in Canada, compared with losses in the two immediately preceding years.

	2016	2015	2014
	US$m	US$m	US$m
Taxable income / (loss)	31.8	(72.7)	(6.5)

The Company considered this achievement of taxable income, together with progress on the underground development since ‘notice to proceed’ was given, as convincing evidence confirming that the probability of future taxable profits in the Company had increased. The increased probability is principally attributable to a higher level of certainty relating to management service payments forecast on capital expenditure by Oyu Tolgoi LLC as underground development progress moves ahead.

Based on updated projections of management services payment receipts, interest income and corporate expenditure for the Company, management estimated at December 31, 2016 that future taxable profit would be available before all non-capital Canadian tax losses expired, resulting in deferred tax assets of US$43.0 million meeting the IAS 12 “probable” criterion for recognition and accordingly being recorded in the Balance Sheet.

Staff’s comment

4.

We note your consolidated results have been significantly impacted by income tax benefits and that your effective tax rates have also significantly changed from 2015 to 2016. Please expand your disclosures in management’s discussion and analysis to explain the movements in your income tax expense/benefit and your effective tax rates.

Response

We will include additional disclosure in the Company MD&A for June 30, 2017 and future reporting periods. Draft additional disclosure, based upon the results for the year ended December 31, 2016 is provided below, and will be included before section 4. LIQUIDITY AND CAPITAL RESOURCES.

4. INCOME	AND OTHER TAXES

The Company recorded an income statement credit of $110.3 million for income and other taxes during the year ended December 31, 2016, compared with a credit of $166.1 million during the year ended December 31, 2015. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Income statement credits for income and other taxes for 2016 and 2015, of $131.4 million and $165.0 million respectively, comprised initial recognition of, and (in 2016 only) adjustments to, deferred tax assets. Deferred tax assets related to tax operating losses, accrued but unpaid interest expense and other temporary differences. Movements in the deferred tax assets resulted from period end reassessments of recoverability, and include adjustments to record potential deferred tax assets not recognized in previous periods. In 2016, the Company recognized additional Mongolian deferred tax assets as the result of an overall strengthening of taxable income forecasts driven by improved long-term commodity price projections, offset by updated technical and operating assumptions in mine planning during the final quarter of 2016. The Company also initially recognized a deferred tax asset of $43.0 million in relation to Canadian tax losses carried forward, following realization of taxable income in Canada during 2016, and the Company’s increased confidence relating to management services payment receipts and interest income. A deferred tax asset of $165.0 million was initially recognized at December 31, 2015 due to the Company’s belief in increased probability of future taxable profits in Mongolia which followed signing of the $4.4 billion project finance facility announced on December 14, 2015.

An effective tax rate, in excess of 100% during 2016, arises as the Company reported a loss from continuing operations before tax of $3.7 million, whilst recording in the same period a net income statement tax credit of $110.3 million. A negative effective tax rate in excess of 100% during 2015 results from a $166.1 million income statement credit for income and other taxes (which includes adjustments with respect to potential deferred tax assets not recognized in prior periods), whilst recording income from continuing operations before tax of $138.7 million.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (801) 204-2843

Very truly yours,

/s/ Owen Thomas

Owen Thomas
Acting Chief Financial Officer
Turquoise Hill Resources Ltd.

cc:	Joanna Lam, Securities and Exchange Commission

Edwin S. Maynard, Esq., David E. Sobel, Esq.

  Paul, Weiss, Rifkind, Wharton & Garrison LLP

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